Mail Stop 4561

May 15, 2008

Via U.S. Mail and Fax (770) 243-8294
Mr. Robert E. Bowers
Chief Financial Officer
Piedmont Office Realty Trust, Inc.
6200 The corners Parkway Ste. 500
Norcross, GA 30092

      RE: **Piedmont Office Realty Trust, Inc.**
             Form 10-K for the period ended December 31, 2007
             Filed March 26, 2008
             File No. 0-25739

Dear Mr. Bowers:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Properties, page 23

1. In subsequent filings, please include disclosure of a year to year comparison of the average rents for your properties. In addition, please disclose the prior period occupancy rate when disclosing current occupancy rates in this section.

Notes to Consolidated Financial Statements

Note 3. Internalization Transaction, page F-15

2. Please clarify to us how you applied the guidance in EITF 04-1 in determining that the measurement of the amount to allocate and expense as the settlement of the in-place agreements with the advisor in connection with the business combination was zero. Your response should include how you determined the (a) component and the (b) component as described in the fourth paragraph of EITF 04-1.

Exhibits 31.1 and 31.2

3. We note that the certifications are not in the proper form. For example, other than in paragraph 1, the report should be referred to as this report, not this annual report; and paranthetical disclosure should not be omitted from paragraph 5. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, in future filings please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney at 202-551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief